UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): November 9, 2007



THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane, Suite 101 Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.   Other Events.

On November 9, 2007, the Company financed the acquisition of tufting equipment. The amount financed was Two Million Five Hundred Forty-eight Thousand Three Hundred Fifty-two and 21/100 Dollars ($2,548,352.21). The lender and security holder is Banc of America Leasing and Capital, LLC ("Banc of America"). From time to time, the Company has financed the acquisition of equipment through similarly structured transactions with Banc of America.

The underlying Note and Security Agreement are attached to this Current Report on Form 8-K as an exhibit.

Item 9.01.   Financial Statements and Exhibits.

(c)   Exhibits.
(99.1) Note and Security Agreement, dated November 9, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2007   **THE DIXIE GROUP, INC.**

                                                             /s/ Gary A. Harmon
                                                             Gary A. Harmon
                                                             Chief Financial Officer